SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                    FORM 11-K
                                  ANNUAL REPORT
                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                                  -------------


(Mark One)
 ----
/ X / ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].
           For the fiscal year ended  December  31, 1995.

                                       OR


 ----
/   /     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
          For the transition period from _________to______________


          Commission file number 33-29582

               A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                         SAVINGS PLAN FOR THE EMPLOYEES
                          OF TREDEGAR INDUSTRIES, INC.

               B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Tredegar Industries, Inc.
                            1100 Boulders Parkway
                            Richmond, Virginia 23225

                              REQUIRED INFORMATION

     See Appendix 1.


                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              SAVINGS PLAN FOR THE EMPLOYEES
                              OF TREDEGAR INDUSTRIES, INC.



                              By:  /s/ N. A. Scher
                                 N. A. Scher, Chairman
                                 Employee Savings Plan Committee


Dated:   June 20, 1996

                                                                      Appendix 1

                SAVINGS PLAN FOR THE EMPLOYEES OF
                    TREDEGAR INDUSTRIES, INC.

                          ANNUAL REPORT

                       FOR THE YEAR ENDED
                       DECEMBER 31, 1995

   SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.
                  INDEX OF FINANCIAL STATEMENTS


                                                                            Page

Independent auditors' report                                                 2


Financial statements

  Statement of net assets available for benefits at:
    December 31, 1995                                                        3
    December 31, 1994                                                        4
  Statement of changes in net assets available for
    benefits for the year ended:
      December 31, 1995                                                      5
      December 31, 1994                                                      6
      December 31, 1993                                                      7
  Notes to financial statements                                           8-22

                  Independent Auditors' Report



To the Plan Administrator, Savings Plan for the Employees of Tredegar Industries, Inc.


     We have audited the accompanying statements of net assets available for benefits of the Savings Plan for the Employees of Tredegar Industries, Inc.
(Plan) as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.



                               PLOTT & WALTON, PC








Richmond, Virginia
June 7, 1996


   SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

         STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                        DECEMBER 31, 1995


                                                                   Active       Inactive
                                                     Total        (Note 3)      (Note 4)

Assets:
  Investments (Note 6):
    Money market funds:
      Wachovia Bank Diversified Trust Fund
        (cost $2,521,648)                         $ 2,521,648   $ 2,521,501    $       147
    Common stocks:
      Albemarle Corporation
        (cost $927,405)                             3,530,978             -      3,530,978
      Ethyl Corporation
        (cost $1,791,937)                           4,615,145             -      4,615,145
      First Colony Corporation
        (cost $1,353,267)                           3,017,973             -      3,017,973
      Tredegar Industries, Inc.
        (cost $14,463,055)                         34,933,135    34,933,135              -
    United States government obligations
        (cost $5,733,986)                           5,736,347     5,736,347              -
          Total investments                        54,355,226    43,190,983     11,164,243

  Interest and dividends receivable                   293,215       224,592         68,623
                                                   54,648,441    43,415,575     11,232,866
Liabilities:
  Accrued administrative expenses                      45,151        34,780         10,371

Net assets available for benefits                 $54,603,290   $43,380,795    $11,222,495



















The accompanying notes are an integral part of these financial statements.


   SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

         STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                        DECEMBER 31, 1994



                                                                   Active       Inactive
                                                     Total        (Note 3)      (Note 4)

Assets:
  Investments (Note 6):
    Money market funds:
      Nations Prime Portfolio Trust A
        (cost $3,408,041)                         $ 3,408,041   $ 3,394,450    $   13,591
    Common stocks:
      Albemarle Corporation
        (cost $1,007,656)                           2,759,377             -     2,759,377
      Ethyl Corporation
        (cost $1,187,968)                           3,860,924             -     3,860,924
      First Colony Corporation
        (cost $1,476,601)                           2,914,096             -     2,914,096
      Tredegar Industries, Inc.
        (cost $13,497,704)                         18,670,185    18,670,185             -
    United States government obligations
        (cost $3,804,001)                           3,702,846     3,702,846             -
          Total investments                        35,315,469    25,767,481     9,547,988

  Interest and dividends receivable                   209,438       138,284        71,154

Net assets available for benefits                 $35,524,907   $25,905,765    $9,619,142






















The accompanying notes are an integral part of these financial statements.


   SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

              FOR THE YEAR ENDED DECEMBER 31, 1995


                                                                   Active       Inactive
                                                     Total        (Note 3)      (Note 4)

Additions to net assets attributed to:
  Investment income:
    Interest                                      $   474,531   $   473,102   $     1,429
    Dividends                                         574,514       292,430       282,084
    Net appreciation in the fair value
      of investments                               18,565,114    16,096,989     2,468,125
                                                   19,614,159    16,862,521     2,751,638
  Contributions:
    Employer                                        1,635,515     1,635,515             -
    Participants                                    3,974,257     3,974,257             -
                                                    5,609,772     5,609,772             -
        Total additions                            25,223,931    22,472,293     2,751,638

Deductions from net assets attributed to:
  Administrative expenses (Note 9)                     51,839        39,551        12,288
  Withdrawals paid to participating employees       6,093,709     5,373,021       720,688
    Total deductions                                6,145,548     5,412,572       732,976
                                                   19,078,383    17,059,721     2,018,662

Intrafund transfers                                         -       415,309      (415,309)

  Net increase for the year                        19,078,383    17,475,030     1,603,353

Net assets available for benefits:

  Beginning of year                                35,524,907    25,905,765     9,619,142

  End of year                                     $54,603,290   $43,380,795   $11,222,495















The accompanying notes are an integral part of these financial statements.



   SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

              FOR THE YEAR ENDED DECEMBER 31, 1994


                                                                   Active       Inactive
                                                     Total        (Note 3)      (Note 4)

Additions to net assets attributed to:
  Investment income:
    Interest                                      $   364,526   $   361,133   $     3,393
    Dividends                                         551,686       254,775       296,911
    Net appreciation (depreciation) in the
      fair value of investments                     1,724,285     2,433,538      (709,253)
                                                    2,640,497     3,049,446      (408,949)
  Contributions:
    Employer                                        1,920,910     1,920,910             -
    Participants                                    3,970,019     3,970,019             -
                                                    5,890,929     5,890,929             -
        Total additions                             8,531,426     8,940,375      (408,949)

Deductions from net assets attributed to:
  Administrative expenses (Note 9)                     25,786        20,050         5,736
  Withdrawals paid to participating employees       7,813,136     5,634,058     2,179,078
    Total deductions                                7,838,922     5,654,108     2,184,814
                                                      692,504     3,286,267    (2,593,763)

Intrafund transfers                                         -       207,871      (207,871)

  Net increase (decrease) for the year                692,504     3,494,138    (2,801,634)

Net assets available for benefits:

  Beginning of year                                34,832,403    22,411,627    12,420,776

  End of year                                     $35,524,907   $25,905,765   $ 9,619,142















The accompanying notes are an integral part of these financial statements.



   SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

              FOR THE YEAR ENDED DECEMBER 31, 1993


                                                                   Active       Inactive
                                                     Total        (Note 3)      (Note 4)

Additions to net assets attributed to:
  Investment income:
    Interest                                      $   303,690   $   301,405   $     2,285
    Dividends                                         563,037       239,503       323,534
    Net depreciation in the fair value of
      investments                                  (2,063,418)     (789,904)   (1,273,514)
                                                   (1,196,691)     (248,996)     (947,695)
  Contributions:
    Employer                                        2,027,054     2,027,054             -
    Participants                                    4,195,214     4,195,214             -
                                                    6,222,268     6,222,268             -
        Total additions                             5,025,577     5,973,272      (947,695)

Deductions from net assets attributed to:
  Administrative expenses (Note 9)                     23,615        16,909         6,706
  Withdrawals paid to participating employees       7,424,283     5,172,806     2,251,477
    Total deductions                                7,447,898     5,189,715     2,258,183
                                                   (2,422,321)      783,557    (3,205,878)

Intrafund transfers                                         -       380,923      (380,923)

  Net increase (decrease) for the year             (2,422,321)    1,164,480    (3,586,801)

Net assets available for benefits:

  Beginning of year                                37,254,724    21,247,147    16,007,577

  End of year                                     $34,832,403   $22,411,627   $12,420,776















The accompanying notes are an integral part of these financial statements.

   SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                  NOTES TO FINANCIAL STATEMENTS

                        DECEMBER 31, 1995


1.   Summary of significant accounting policies

          General - Tredegar Industries, Inc. (Tredegar), which engages directly or through subsidiaries in plastics and aluminum businesses, is a Virginia corporation that was organized in 1988 as a wholly owned subsidiary of Ethyl Corporation. On or about July 10, 1989 (Record Date), Ethyl Corporation distributed all of the outstanding shares of Tredegar common stock to the holders of common stock of Ethyl Corporation at the rate of one share of Tredegar common stock for every ten shares of Ethyl Corporation common stock held on the Record Date.

          The Savings Plan for the Employees of Tredegar Industries, Inc. (Plan) was adopted by the Board of Directors of Tredegar on June 14, 1989, and was approved by Ethyl Corporation, Tredegar's sole shareholder, on June 19, 1989. The Plan was effective as of July 1, 1989. In connection with the establishment of the Plan and the distribution of Tredegar's common stock, the accounts of Tredegar employees in the Savings Plan for the Employees of Ethyl Corporation (Ethyl Plan) were transferred to the Plan.

          The Plan is subject to Titles I, II and III and is exempt from Title IV of the Employee Retirement Income Security Act of 1974 (ERISA). Title IV of ERISA provides for federally sponsored insurance for plans that terminate with unfunded benefits. No such insurance is provided to participants in this Plan, however, because the benefits that participants are entitled to receive are always equal to the value of their account balances and, for that reason, the Plan is always fully funded. The value of a participant's account may change from time to time. Each participant assumes the risk of fluctuations in the value of his account.

          The accompanying financial statements of the Plan have been prepared in conformity with generally accepted accounting principles.

          Security valuation - Investments are stated at fair value determined as follows:

          Money market funds        -  market price which is
                                       equivalent to cost

          Common stocks             -  last published sale price
                                       on the New York Stock
                                       Exchange

          United States government
            obligations             -  last bid price

   SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                  NOTES TO FINANCIAL STATEMENTS

                        DECEMBER 31, 1995


1.   Summary of significant accounting policies (Continued)

          Security transactions and related investment income - Security transactions are accounted for on the trade date and dividend income is recorded as earned on the ex-dividend date. Interest income is recorded as earned on the accrual basis. Premiums and discounts on securities are not being amortized or accreted because the effect on the financial statements would not be significant and would have no effect on net asset values. In determining the realized net gain or loss on securities sold, the cost of securities is determined on an average cost basis. The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the change in unrealized appreciation (depreciation) on those investments.

          Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

2.   Description of Plan

          The Plan is a defined contribution plan. Information regarding plan benefits and vesting is provided in the Plan and related documents which are available at Tredegar's main office at 1100 Boulders Parkway, Richmond, Virginia 23225.

3.   Active funds

          As of December 31, 1995, the following net assets were available for benefits:

                                                                    Tredegar
                                          Short-Term  Government   Industries
                                          Investment  Obligations  Inc. Common
                                             Fund        Fund      Stock Fund     Total

Assets:
  Investments:
    Money market funds:
      Wachovia Bank Diversified Trust
        Fund                              $2,247,466  $   95,917  $   178,118  $ 2,521,501
    Common stocks:
      Tredegar Industries, Inc.                    -           -   34,933,135   34,933,135
    United States government
      obligations                                  -   5,736,347            -    5,736,347
        Total investments                  2,247,466   5,832,264   35,111,253   43,190,983

   SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                  NOTES TO FINANCIAL STATEMENTS

                        DECEMBER 31, 1995


3.   Active funds (Continued)

                                                                    Tredegar
                                          Short-Term  Government   Industries
                                          Investment  Obligations  Inc. Common
                                             Fund        Fund      Stock Fund     Total


Assets (Continued):
  Interest and dividends receivable           10,913     115,802       97,877      224,592

  Intrafund transfer receivable (payable)     66,377      24,724      (91,101)           -
                                           2,324,756   5,972,790   35,118,029   43,415,575
Liabilities:
  Accrued administrative expenses              2,518       5,248       27,014       34,780

Net assets available for benefits         $2,322,238  $5,967,542  $35,091,015  $43,380,795





          As of December 31, 1994, the following net assets were available for benefits:

                                                                    Tredegar
                                          Short-Term  Government   Industries
                                          Investment  Obligations  Inc. Common
                                             Fund        Fund      Stock Fund     Total


Assets:
  Investments:
    Money market funds:
      Nations Prime Portfolio Trust A     $2,325,188  $  920,597  $   148,665  $ 3,394,450
    Common stocks:
      Tredegar Industries, Inc.                    -           -   18,670,185   18,670,185
    United States government
      obligations                                  -   3,702,846            -    3,702,846
        Total investments                  2,325,188   4,623,443   18,818,850   25,767,481

  Interest and dividends receivable           10,286      62,883       65,115      138,284

Net assets available for benefits         $2,335,474  $4,686,326  $18,883,965  $25,905,765


   SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                  NOTES TO FINANCIAL STATEMENTS

                        DECEMBER 31, 1995


3.   Active funds (Continued)

          For the year ended December 31, 1995, net assets available for benefits changed as follows:

                                                                    Tredegar
                                          Short-Term  Government   Industries
                                          Investment  Obligations  Inc. Common
                                             Fund        Fund      Stock Fund     Total

Additions to net assets attributable to:
  Investment income:
    Interest                              $  101,744  $  363,179  $     8,179  $   473,102
    Dividends                                      -           -      292,430      292,430
    Net appreciation in the fair value
      of investments                               -      50,283   16,046,706   16,096,989
                                             101,744     413,462   16,347,315   16,862,521
  Contributions:
    Employer                                       -           -    1,635,515    1,635,515
    Participants                           1,913,990     853,612    1,206,655    3,974,257
                                           1,913,990     853,612    2,842,170    5,609,772
        Total additions                    2,015,734   1,267,074   19,189,485   22,472,293

Deductions from net assets attributed to:
  Administrative expenses                      4,674       6,407       28,470       39,551
  Withdrawals paid to participating
    employees                              1,968,318   1,526,571    1,878,132    5,373,021
      Total deductions                     1,972,992   1,532,978    1,906,602    5,412,572
                                              42,742    (265,904)  17,282,883   17,059,721

Intrafund transfers                          (55,978)  1,547,120   (1,075,833)     415,309

  Net increase (decrease) for the year       (13,236)  1,281,216   16,207,050   17,475,030

Net assets available for benefits:

  Beginning of year                        2,335,474   4,686,326   18,883,965   25,905,765

  End of year                             $2,322,238  $5,967,542  $35,091,015  $43,380,795


   SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                  NOTES TO FINANCIAL STATEMENTS

                        DECEMBER 31, 1995


3.   Active funds (Continued)

          For the year ended December 31, 1994, net assets available for benefits changed as follows:

                                                                    Tredegar
                                          Short-Term  Government   Industries
                                          Investment  Obligations  Inc. Common
                                             Fund        Fund      Stock Fund     Total

Additions to net assets attributable to:
  Investment income:
    Interest                              $   73,037  $  280,300  $     7,796  $   361,133
    Dividends                                      -           -      254,775      254,775
    Net appreciation (depreciation)
      in the fair value of investments             -    (144,435)   2,577,973    2,433,538
                                              73,037     135,865    2,840,544    3,049,446
  Contributions:
    Employer                                       -           -    1,920,910    1,920,910
    Participants                           2,010,352     871,024    1,088,643    3,970,019
                                           2,010,352     871,024    3,009,553    5,890,929
        Total additions                    2,083,389   1,006,889    5,850,097    8,940,375

Deductions from net assets attributed to:
  Administrative expenses                      1,635      10,121        8,294       20,050
  Withdrawals paid to participating
    employees                              2,048,437   1,669,153    1,916,468    5,634,058
      Total deductions                     2,050,072   1,679,274    1,924,762    5,654,108
                                              33,317    (672,385)   3,925,335    3,286,267

Intrafund transfers                          (54,228)    595,274     (333,175)     207,871

  Net increase (decrease) for the year       (20,911)    (77,111)   3,592,160    3,494,138

Net assets available for benefits:

  Beginning of year                        2,356,385   4,763,437   15,291,805   22,411,627

  End of year                             $2,335,474  $4,686,326  $18,883,965  $25,905,765




   SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                  NOTES TO FINANCIAL STATEMENTS

                        DECEMBER 31, 1995


3.   Active funds (Continued)

          For the year ended December 31, 1993, net assets available for benefits changed as follows:

                                                                    Tredegar
                                          Short-Term  Government   Industries
                                          Investment  Obligations  Inc. Common
                                             Fund        Fund      Stock Fund     Total

Additions to net assets attributable to:
  Investment income:
    Interest                              $   52,400  $  244,943  $     4,062  $   301,405
    Dividends                                      -           -      239,503      239,503
    Net depreciation in the fair value
      of investments                               -    (103,334)    (686,570)    (789,904)
                                              52,400     141,609     (443,005)    (248,996)
  Contributions:
    Employer                                       -           -    2,027,054    2,027,054
    Participants                           2,061,716     912,920    1,220,578    4,195,214
                                           2,061,716     912,920    3,247,632    6,222,268
        Total additions                    2,114,116   1,054,529    2,804,627    5,973,272

Deductions from net assets attributed to:
  Administrative expenses                      1,337       9,109        6,463       16,909
  Withdrawals paid to participating
    employees                              2,109,098   1,252,860    1,810,848    5,172,806
      Total deductions                     2,110,435   1,261,969    1,817,311    5,189,715
                                               3,681    (207,440)     987,316      783,557

Intrafund transfers                          (66,235)  1,084,684     (637,526)     380,923

  Net increase (decrease) for the year       (62,554)    877,244      349,790    1,164,480

Net assets available for benefits:

  Beginning of year                        2,418,939   3,886,193   14,942,015   21,247,147

  End of year                             $2,356,385  $4,763,437  $15,291,805  $22,411,627


   SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                  NOTES TO FINANCIAL STATEMENTS

                        DECEMBER 31, 1995


4.   Inactive funds

          As of December 31, 1995, the following net assets were available for benefits:

                                          Ethyl      First Colony   Albemarle
                                        Corporation  Corporation   Corporation
                                          Common        Common        Common
                                        Stock Fund    Stock Fund    Stock Fund    Total
Assets:
  Investments:
    Money market funds:
      Wachovia Bank Diversified Trust
        Fund                            $       74   $       54    $       19  $       147
    Common stocks:
      Albemarle Corporation                      -            -     3,530,978    3,530,978
      Ethyl Corporation                  4,615,145            -             -    4,615,145
      First Colony Corporation                   -    3,017,973             -    3,017,973
        Total investments                4,615,219    3,018,027     3,530,997   11,164,243

  Interest and dividends receivable         46,618       11,982        10,023       68,623
                                         4,661,837    3,030,009     3,541,020   11,232,866
Liabilities:
  Accrued administrative expenses            4,247        2,972         3,152       10,371

Net assets available for benefits       $4,657,590   $3,027,037    $3,537,868  $11,222,495


          As of December 31, 1994, the following net assets were available for benefits:

                                          Ethyl      First Colony   Albemarle
                                        Corporation  Corporation   Corporation
                                          Common        Common        Common
                                        Stock Fund    Stock Fund    Stock Fund     Total
Assets:
  Investments:
    Money market funds:
      Nations Prime Portfolio Trust A   $    5,716   $    4,291    $    3,584   $   13,591
    Common stocks:
      Albemarle Corporation                      -            -     2,759,377    2,759,377
      Ethyl Corporation                  3,860,924            -             -    3,860,924
      First Colony Corporation                   -    2,914,096             -    2,914,096
        Total investments                3,866,640    2,918,387     2,762,961    9,547,988

  Interest and dividends receivable         50,616       10,500        10,038       71,154

Net assets available for benefits       $3,917,256   $2,928,887    $2,772,999   $9,619,142

   SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                  NOTES TO FINANCIAL STATEMENTS

                        DECEMBER 31, 1995


4.   Inactive funds (Continued)

          For the year ended December 31, 1995, net assets available for benefits changed as follows:

                                         Ethyl      First Colony   Albemarle
                                       Corporation  Corporation   Corporation
                                         Common        Common        Common
                                       Stock Fund    Stock Fund    Stock Fund     Total

Additions to net assets attributable
  to:
    Investment income:
      Interest                         $    1,024   $      190    $      215  $     1,429
      Dividends                           192,411       49,957        39,716      282,084
      Net appreciation in the fair
        value of investments            1,060,532      379,799     1,027,794    2,468,125
          Total additions               1,253,967      429,946     1,067,725    2,751,638

Deductions from net assets attributed to:
    Administrative expenses                 4,940        3,580         3,768       12,288
    Withdrawals paid to participating
      employees                           313,567      198,667       208,454      720,688
        Total deductions                  318,507      202,247       212,222      732,976
                                          935,460      227,699       855,503    2,018,662

Intrafund transfers                      (195,126)    (129,549)      (90,634)    (415,309)

  Net increase for the year               740,334       98,150       764,869    1,603,353

Net assets available for benefits:

  Beginning of year                     3,917,256    2,928,887     2,772,999    9,619,142

  End of year                          $4,657,590   $3,027,037    $3,537,868  $11,222,495


   SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                  NOTES TO FINANCIAL STATEMENTS

                        DECEMBER 31, 1995


4.   Inactive funds (Continued)

          For the year ended December 31, 1994, net assets available for benefits changed as follows:

                                         Ethyl      First Colony   Albemarle
                                       Corporation  Corporation   Corporation
                                         Common        Common        Common
                                       Stock Fund    Stock Fund    Stock Fund     Total

Additions to net assets attributable
  to:
    Investment income:
      Interest                         $    1,577   $      896    $      920  $     3,393
      Dividends                           213,930       40,093        42,888      296,911
      Net appreciation (depreciation)
        in the fair value of
        investments                      (446,864)    (472,817)      210,428     (709,253)
          Total additions                (231,357)    (431,828)      254,236     (408,949)

Deductions from net assets attributed to:
    Administrative expenses                 2,914        1,600         1,222        5,736
    Withdrawals paid to participating
      employees                         1,060,799      603,816       514,463    2,179,078
        Total deductions                1,063,713      605,416       515,685    2,184,814
                                       (1,295,070)  (1,037,244)     (261,449)  (2,593,763)

Intrafund transfers                    (3,184,531)     (57,788)    3,034,448     (207,871)

  Net increase (decrease) for the
    year                               (4,479,601)  (1,095,032)    2,772,999   (2,801,634)

Net assets available for benefits:

  Beginning of year                     8,396,857    4,023,919             -   12,420,776

  End of year                          $3,917,256   $2,928,887    $2,772,999  $ 9,619,142



   SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                  NOTES TO FINANCIAL STATEMENTS

                        DECEMBER 31, 1995


4.   Inactive funds (Continued)

          For the year ended December 31, 1993, net assets available for benefits changed as follows:

                                                    Ethyl      First Colony
                                                  Corporation  Corporation
                                                    Common        Common
                                                  Stock Fund    Stock Fund       Total

Additions to net assets attributable to:
    Investment income:
      Interest                                     $    1,788   $      497    $     2,285
      Dividends                                       302,351       21,183        323,534
      Net depreciation in the fair value
        of investments                               (836,842)    (436,672)    (1,273,514)
          Total additions                            (532,703)    (414,992)      (947,695)

Deductions from net assets attributed to:
  Administrative expenses                               5,941          765          6,706
  Withdrawals paid to participating employees       2,087,647      163,830      2,251,477
    Total deductions                                2,093,588      164,595      2,258,183
                                                   (2,626,291)    (579,587)    (3,205,878)

Intrafund transfers                                (4,984,429)   4,603,506       (380,923)

  Net increase (decrease) for the year             (7,610,720)   4,023,919     (3,586,801)

Net assets available for benefits:

  Beginning of year                                16,007,577            -     16,007,577

  End of year                                     $ 8,396,857   $4,023,919    $12,420,776


   SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                  NOTES TO FINANCIAL STATEMENTS

                        DECEMBER 31, 1995


5.   Contributions and investment options

          As of  December  31,  1995  and  1994,  there  were  1,558  and  1,559 employees, respectively, participating in the Plan. Participation in each fund was as follows:

                                                   Number of Participants
                                                        December 31,
                                                       1995       1994

     Short-Term Investment Fund                         593        910
     Government Obligations Fund                        673        686
     Tredegar Industries, Inc. Common Stock Fund      1,555      1,543
     Albemarle Corporation Common Stock Fund            411        444
     Ethyl Corporation Common Stock Fund                410        444
     First Colony Corporation Common Stock Fund         410        443

          As of December 31, 1995 and 1994, 1,847 and 2,572 employees, respectively, were eligible to participate in the Plan.

          Participants in the Plan currently may select a program for investment in the Short-Term Investment Fund, Government Obligations Fund or Tredegar Industries, Inc. Common Stock Fund, or in any combination thereof in even multiples of 10%. Each participant may contribute a percentage of his or her base pay (as defined) ranging from a minimum of 1% to a maximum of 10%. The contribution paid on behalf of the participant by Tredegar is 50% of each participant's contribution (for certain divisions' participants, this match is limited to 25% of the first 6% of salary deferrals). Contributions made by Tredegar are invested in the Tredegar Industries, Inc. Common Stock Fund.

          No additional contributions may be invested in either the Ethyl Corporation Common Stock Fund (which was an investment option under the Ethyl Plan), the First Colony Corporation Common Stock Fund (which was created during 1993 as the result of a distribution to Ethyl Corporation stockholders) or the Albemarle Corporation Common Stock Fund (which was created during 1994 as the result of a distribution to Ethyl Corporation stockholders). However, existing investments in these Funds may continue or the participants may direct the transfer of their investment in these Funds to the Government Obligations Fund or the Tredegar Industries, Inc. Common Stock Fund.

   SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                  NOTES TO FINANCIAL STATEMENTS

                        DECEMBER 31, 1995


5.   Contributions and investment options (Continued)

          Investments in the Short-Term Investment Fund are selected by Wachovia Bank, N.A. (Trustee) (NationsBank, N.A. prior to January 1, 1995), from fund securities maturing within one year or revolving credit arrangements that are completely liquid investments. Investments in the other active funds are made primarily in United States government obligations and
     Tredegar common stock. Investments in the common stock of Ethyl Corporation, First Colony Corporation, and Albemarle Corporation are now held until liquidation or distribution under the Plan. The United States government obligations selected for investment are United States Treasury notes or bills. The Trustee is permitted under the trust agreement to invest monies held by it until such time as the funds are invested in accordance with participants' directions or disbursed in accordance with the terms of the Plan. These permitted investments include certain commercial paper, variable notes, certificates of deposit, money market funds and obligations of or guaranteed by the government of the United States or any agency thereof.

          The cost basis assigned to the First Colony Corporation common stock received from the distribution by Ethyl Corporation was 31.62% of the cost basis of the Ethyl Corporation common stock. The market value of First Colony Corporation common stock on July 1, 1993 was $3,018,995 in excess of the cost basis assigned.

          The cost basis assigned to the Albemarle Corporation common stock received from the distribution by Ethyl Corporation was 34.99% of the cost basis of the Ethyl Corporation common stock. The market value of Albemarle Corporation common stock on February 28, 1994, was $1,889,293 in excess of the cost basis assigned.

6.   Investments

          The following tables present the fair value of investments (as determined by quoted market price) as of December 31, 1995 and 1994. Investments that represent five percent or more of the Plan's net assets are separately identified.

   SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                  NOTES TO FINANCIAL STATEMENTS

                        DECEMBER 31, 1995


6.   Investments (Continued)

                    FAIR VALUE OF INVESTMENTS

                        December 31, 1995


                                                Number of shares
                                              or units - principal                Fair
Name of issuer and title of each issue          bonds and notes        Cost     Value (1)

Money market funds:
  Wachovia Bank Diversified Trust Fund                             $ 2,521,648 $ 2,521,648
Common stocks:
  Albemarle Corporation                              182,244           927,405   3,530,978
  Ethyl Corporation                                  372,941         1,791,937   4,615,145
  First Colony Corporation                           118,935         1,353,267   3,017,973
  Tredegar Industries, Inc.                        1,083,198        14,463,055  34,933,135

United States government obligations              $5,650,000         5,733,986   5,736,347
    Total investments                                              $26,791,298 $54,355,226

(1) Investments are carried in the statement of net assets available for benefits at fair value.

                    FAIR VALUE OF INVESTMENTS

                        December 31, 1994


                                                Number of shares
                                              or units - principal                Fair
Name of issuer and title of each issue          bonds and notes        Cost     Value (1)

Money market funds:
  Nations Prime Portfolio Trust A                                  $ 3,408,041 $ 3,408,041
Common stocks:
  Albemarle Corporation                              198,874         1,007,656   2,759,377
  Ethyl Corporation                                  401,135         1,187,968   3,860,924
  First Colony Corporation                           130,239         1,476,601   2,914,096
  Tredegar Industries, Inc.                        1,074,543        13,497,704  18,670,185

United States government obligations              $3,705,000         3,804,001   3,702,846
    Total investments                                              $24,381,971 $35,315,469

(1) Investments are carried in the statement of net assets available for benefits at fair value.

   SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                  NOTES TO FINANCIAL STATEMENTS

                        DECEMBER 31, 1995


6.   Investments (Continued)

          Closing stock prices as of December 31, 1995 and 1994, were as follows:

                                                              1995      1994

     Albemarle Corporation common stock                     $19.375   $13.875
     Ethyl Corporation common stock                          12.375     9.625
     First Colony Corporation common stock                   25.375    22.375
     Tredegar Industries, Inc. common stock(1)               32.250    17.375

      (1) On January 1, 1996, Tredegar effected a 3 for 2 stock split. The stock prices listed above are reported on a pre-split basis.

          During the years ended December 31, 1995 and 1994, the Plan's investment portfolio (including investments bought, sold and held during the year) appreciated in value by $18,565,114 and $1,724,285 as follows:

                    Net change in fair value
                                                        1995          1994

     United States government obligations           $    50,283   $ (144,435)
     Tredegar Industries, Inc. common stock          16,046,706    2,577,973
     Albemarle Corporation common stock               1,027,794      210,428
     Ethyl Corporation common stock                   1,060,532     (446,864)
     First Colony Corporation common stock              379,799     (472,817)

       Net change in fair value                     $18,565,114   $1,724,285

7.   Federal income taxes

          The  Plan is a  defined  contribution  plan  that is  qualified  under
     Section 401(a) of the Internal Revenue Code of 1986 (Code). The Plan contains a cash or deferred arrangement that is designed to satisfy the requirements of Code Section 401(k). Generally, contributions (other than employee after-tax contributions) to the Plan and earnings on those contributions are not taxable until distributed from the Plan. The Plan was restated and amended effective January 1, 1994. The Internal Revenue Service has issued a favorable determination letter concerning the form of the Plan under Code Section 401(a).

   SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                  NOTES TO FINANCIAL STATEMENTS

                        DECEMBER 31, 1995


8.   Annual Short-Term Investment Fund distribution

          The Plan provides that an annual distribution of 75% of each participant's interest in the Short-Term Investment Fund as of the end of the preceding plan year will be made as promptly as practicable after the beginning of the new plan year unless a participant elects to transfer this distribution to the Government Obligations Fund or the Tredegar Industries, Inc. Common Stock Fund. Annual distributions in the amount of $1,822,924, $1,665,194, and $1,667,074 were paid from the Short-Term Investment Fund in February 1996, 1995, and 1994, respectively. The remaining balance, if any, is carried over in the Short-Term Investment Fund.

9.   Administrative expenses

          Trustee expenses are borne by the Plan. All other expenses are borne by Tredegar.

10.  Forfeitures

          Employees who leave Tredegar before becoming fully vested in Tredegar contributions forfeit the value of their nonvested account. Forfeitures are applied against Tredegar's contributions throughout the year. Forfeitures were as follows:

                    1995           $76,280
                    1994            64,113
                    1993            70,735

11.  Subsequent event

          On March 29, 1996,  Tredegar sold Tredegar Molded Products Company,  a
     wholly  owned   subsidiary.   The  sale  affects   approximately  600  plan
     participants.

EXHIBIT INDEX







24.1      Consent of Independent Auditors